Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (No. 333-140205) on Form S-8 and Form S-3 (No. 333-146428) of EV Energy Partners, L.P. of our report dated December 3, 2007, with respect to our audit of the Combined Statements of Revenues and Direct Operating Expenses of the Plantation Divested Properties for the year ended December 31, 2006 and the nine months ended September 30, 2007, which report appears in this Current Report on Form 8-K/A of EV Energy Partners, L.P..

These combined statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 1. The statements are not intended to be a complete presentation of the Plantation Divested Properties.

/s/KPMG LLP
Houston, Texas
December 12, 2007